SECURITIES AND EXCHANGE COMMISSION Washington, DC FORM U-6B-2 Certificate of Notification
Filed by a registered holding company or subsidiary thereof pursuant to Rule U-
20(d) [Reg. Section 250.20, P. 36,652] or U-47 [Reg. Section 250.47, P. 36,620] adopted under the Public Utility Holding Company Act of 1935.

Certificate is filed by: Great Plains Energy Services Incorporated, a subsidiary of Great Plains Energy Incorporated, a registered holding company.

This certificate is notice that the above named company has issued, renewed or guaranteed the security or securities described herein which issue, renewal or guaranty was exempted from the provisions of Section 6(a) of the Act and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48 [Reg. Section 250.48, P. 36,621].

1.	Type of securities ("draft", "promissory note"):

Great Plains Energy Services Incorporated, as principal, issued a Bond of Employer Carrying His Own Risk in favor of the State of Missouri, in the amount of $200,000.00, in connection with its application to self-insure its Missouri workers' compensation liability.

2.	Issue, renewal or guaranty:

Issue

3.	Principal amount of each security:

The bond is in the amount of $200,000.

4.	Rate of interest per annum of each security:

Not applicable.

5.	Date of issue, renewal or guaranty of each security:

The bond was delivered to the State of Missouri by letter dated August 18, 2003. The bond is dated July 30, 2003.

6.	If renewal of security, give date of original issue:

Not applicable.

7.	Date of maturity of each security:

The bond has no specified termination date, but can be terminated by the surety on 60 days notice.

8.	Name of the person to whom each security was issued, renewed or guaranteed:

The State of Missouri.

9.	Collateral given with each security:

Safeco Insurance Company of America is surety on the bond. Great Plains Energy Incorporated has issued a separate guaranty to the State of Missouri, guaranteeing the payment of the liabilities of Great Plains Energy Services Incorporated under the Missouri workers' compensation laws.

10.	Consideration given for each security:

The bond is required for Great Plains Energy Services Incorporated to self-insure under the Missouri workers' compensation laws.

11.	Application of proceeds of each security:

Financing the existing business of Great Plains Energy Services Incorporated.

12.	Indicate by a check after the applicable statement below whether the issue, renewal or guaranty of each security was exempt from the provisions of Section 6(a) because of:

a) the provisions contained in the first sentence of Section 6(b) [ ]
b) the provisions contained in the fourth sentence of Section 6(b) [ ]
c) the provisions contained in any rule of the Commission other than Rule U-48 [x]

13.

If the security or securities were exempt from the provisions of Section 6(a) by virtue of the first sentence of Section 6(b), give the figures which indicate that the security or securities aggregate (together with all other then outstanding notes and drafts of a maturity of nine months or less, exclusive of days of grace, as to which such company is primarily or secondarily liable) not more than 5 percentum of the principal amount and par value of the other securities of such company then outstanding. [Demand notes, regardless of how long they may have been outstanding, shall be considered as maturing in not more than nine months for purposes of the exemption from Section 6(a) of the Act granted by the first sentence of Section 6(b)):

Not applicable.

14.

If the security or securities are exempt from the provisions of Section 6(a) because of the fourth sentence of Section 6(b), name the security outstanding on January 1, 1935, pursuant to the terms of which the security or securities herein described have been issued:

Not applicable.

15.	If the security or securities are exempt from the provisions of Section 6(a) because of any rule of the Commission other than Rule U-48, designate the rule under which exemption is claimed.

Rule 52(b).

Great Plains Energy Services Incorporated

By: /s/Lori A. Wright

Lori A. Wright
Controller

Dated: August 28, 2003